Exhibit 99.1

Western Copper and Gold Announces Director Resignation

VANCOUVER, BC, Aug. 17, 2020 /CNW/ - Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN; NYSE MKT: WRN) announces the resignation of Archie Lang from the Board of Directors of the Company, effective August 17th, 2020.

Executive Chairman Dale Corman stated: "Archie has been a great friend and a key player on our Board of Directors since 2014. We wish him all the best in the future."

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada's premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world.  For more information, visit www.westerncopperandgold.com.

On behalf of the board,

"Paul West-Sells"
Dr. Paul West-Sells
President and CEO

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SOURCE Western Copper and Gold Corporation

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%CIK: 0001364125

For further information: Western Copper and Gold Corporation, Chris Donaldson, Director, Corporate Development, 604.638.2520 or cdonaldson@westerncopperandgold.com

CO: Western Copper and Gold Corporation

CNW 16:59e 17-AUG-20